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Exhibit 99.(a)(1)(X)

Re:
Synopsys Stock Option Exchange Program:
Web Site Information and PIN

Dear <First Name>:

The Employee Stock Option Exchange Program is currently open and available to all eligible employees. As previously communicated, the Program is scheduled to close at 11:59 p.m. Eastern Daylight Time on Wednesday, June 22, 2005. Our records indicate that you have not yet made an election whether to exchange options as permitted by the Program. Therefore, we recommend that you visit the Program website soon at https://www.corporate-action.net/synopsys and follow the instructions to make your election.

For security purposes, a Personal Identification Number (PIN) has been assigned to you to access your personal information and make your election choices.

Your PIN is: <PIN>.

The web site includes links to the Offer to Exchange document filed with the SEC, a Summary of the Stock Option Exchange Program to help you understand the Program, an Exchange Analysis Grid and a list of Frequently Asked Questions (FAQ). This material is designed to provide information necessary to aid in your understanding of the Exchange Program.

If you have questions, or if you require translation services, please call Mellon Investors Services, which is administering the Program on our behalf, One of Mellon's Customer Service Representatives will connect you with a translator and will be able to answer your questions over the phone.

Please do not reply to this automated e-mail message. If you have a question, please call Mellon at the numbers listed below.

Customer Service Representatives are available Monday through Friday
From 9:00 a.m. to 7:00 p.m., Eastern Daylight Time
1-866-210-7111 (Calls placed from within the United States)
1-201-329-8206 (Calls placed from International locations)

Due to SEC regulations, we are unable to provide additional information beyond that which is filed with the SEC and available on Mellon's' website.

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  Exhibit 99.(a)(1)(X)